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Attention:	Erin Purnell

Thomas Jones

Kevin Stertzel

Dale Welcome

Re:	Vertical Aerospace Ltd. Registration Statement on Form F-4 Filed on August 24, 2021 CIK No. 0001867102

On behalf of Vertical Aerospace Ltd. (the “Company”), we are hereby filing an amended Registration Statement on Form F-4 (“Amendment No. 2”). The Company previously filed a Registration Statement on Form F-4 with the Securities and Exchange Commission (the “Commission”) on July 9, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on August 24, 2021 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter with respect to Amendment No. 1 received on September 9, 2021 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 2.

Cover Page

1.	We note your response to prior comment 1. Please revise the disclosure in the seventh paragraph of the cover page to clarify that the business combination vote may be influenced by the Sponsor, directors, executive officers, advisors or any of their affiliates purchasing shares in privately negotiated transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Amendment No. 2 to disclose that the business combination vote may be influenced by the Sponsor, directors, executive officers, advisors or any of their affiliates purchasing shares in privately negotiated transactions.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

September 20, 2021

What interests do Broadstone’s current officers and directors have in the Proposed Transactions?, page 17

2.	We note your response to prior comment 8. Please revise the disclosure on page 18 and elsewhere as appropriate to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. For example, please state the price paid for the founder shares, the per share amount in the PIPE financing compared to the most recent trading price of the shares, the amount of out-of-pocket expenses incurred, the terms of the Marcus Waley-Cohen options, and the current value of the private placement warrants identified in the eighth bullet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 19, 40, 94, 102, 103, 141 and 142 of Amendment No. 2 in response to the comment.

Summary Financial Information of Broadstone, page 47

3.	Please revise the temporary and shareholders’ equity sections of your condensed balance sheet to update the number of shares subject to possible redemption and the date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 48 and 49 of Amendment No. 2 to update the number of shares subject to possible redemption and the date.

Risk Factors

The Pubco Warrant Agreement will designate..., page 84

4.	We note your revisions in response to comment 46. Please add the disclosure in the second paragraph of this section to the warrant agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added such disclosure to the assignment, assumption and amendment to the warrant agreement between Broadstone, Pubco and Continental Stock Transfer & Trust Company that will be entered into at or prior to Closing, which will assign the warrant agreement from Broadstone to Pubco. The Company has filed this as exhibit 4.5 to Amendment No. 2.

Unaudited Pro Forma Combined Financial Information, page 162

5.	Please update the pro forma financial statements to reflect Broadstone’s historical financial statements at, and for the interim period ended, June 30, 2021. Refer to Rule 11.02(c)(1) and (c)(2)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma financial statements on pages 164 to 176 of Amendment No. 2 to reflect Broadstone’s historical financial statements at, and for the interim period ended, June 30, 2021.

September 20, 2021

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (E), page 171

6.	We note your response to prior comment 30 and the revision to your registration statement. Based upon the respective values of the private and public warrants, it is unclear to us how you determined the amount of the adjustments to the share premium and accumulated loss accounts. Please revise your pro forma balance sheet or tell us how your adjustments are appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its pro forma balance sheet on pages 167 and 168 of Amendment No. 2.

Broadstone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 189

7.	Please revise your disclosure to discuss the operating results for the interim period ended June 30, 2020. Refer to Item 5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 192 of Amendment No. 2 to discuss operating results for interim period ended June 30, 2020.

Vertical’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page 224

8.	We refer to your response to prior comment number 40 and the revision to your share based payment disclosure on page F-24. To the extent you utilize internal valuations, as noted in your disclosure on page F-24, please disclose the key assumptions critical to your determination of the fair value of the ordinary shares. Additionally, please discuss changes in the estimated fair value of Vertical during the periods presented. Please also address any material differences between the valuations used to determine the fair value of recently granted share options relative to the implied fair value of the current merger transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 228 in response to the comment.

Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd.
24 Financial risk management and impairment of financial assets

Credit risk and impairment, page F-40

9.	We note your response to prior comment number 41 and the revisions to your registration statement. Please revise the first sentence of third paragraph to conform to your revised disclosure on page 225.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 229 of Amendment No. 2 and that the disclosures on pages 229 and F-41 of Amendment No. 2 are now in conformity.

September 20, 2021

27 Non adjusting events after the reporting period, page F-43

10.	Please tell us the facts and circumstances regarding your issuance of 5,804 Z ordinary shares to American Airlines and your accounting treatment of the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that on June 10, 2021, Vertical Aerospace Group Ltd. issued 5,804 Class Z ordinary shares to American. Concurrently with the execution of the Business Combination Agreement, American entered into the American SPA. Pursuant to the American SPA, among other things, American will sell its 5,804 Class Z ordinary shares in the capital of Vertical Aerospace Group Ltd. to Pubco in consideration for 6,125,000 Pubco Ordinary Shares in accordance with the terms and conditions of the American SPA. The American SPA provides that Pubco willl (a) cause the offer and sale of the Pubco Ordinary Shares to be registered under the Securities Act and (b) cause the Pubco Ordinary Shares to be listed on the New York Stock Exchange. The American SPA also contains other customary representations, warranties, covenants and agreements of the parties thereto.

The accounting treatment is disclosed in note 8 of the Company's consolidated financial statements for the six months ended June 30, 2021 on pages F-10 and F-11 of Amendment No. 2. The result is a charge of £16,739,000 in accordance with IFRS 2 Share based payments, with a corresponding increase in share premium.

Unaudited Financial Statements of Broadstone Acquisition Corp.

Unaudited Condensed Statement of Operations, page F-45

11.	Please revise your registration statement to include a statement of operations for the comparable interim period of the preceding year. This comment also applies to your statement of changes in shareholders’ equity and statement of cash flows.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages F-46, F-47 and F-48 of Amendment No. 2 in response to the comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +1 (405) 933 4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart

of LATHAM & WATKINS LLP

September 20, 2021

cc:	(via email)
Stephen Fitzpatrick, Vertical Aerospace Ltd.
Vinny Casey, Vertical Aerospace Ltd.
Michael Cervenka, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
David A. Sakowitz, Winston & Strawn LLP
Michael J. Blankenship, Winston & Strawn LLP
Paul Amiss, Winston & Strawn (London) LLP